

February 28, 2017

By E-Mail

Christopher L. Kaufman, Esq.
Latham & Watkins LLP
140 Scott Drive
Menlo Park, CA 94025

> **Re:** **Cypress Semiconductor Corporation**
> **Soliciting Materials filed pursuant to Rule 14a-12 on February 17 and 23, 2017**
> **Filed by T.J. Rodgers, J. Daniel McCranie and Camillo Martino**
> **File No. 001-10079**

Dear Mr. Kaufman:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

February 17, 2017 "Press Release" Soliciting Materials

1. You must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for your disclosure that the company's Executive chairman, Ray Bingham, can use his intimate knowledge of the company's M&A strategy "to benefit Canyon Bridge to the detriment of the Company and its stockholders," which suggests Mr. Bingham would violate his fiduciary duties to the company's security holders. In this regard, note that the factual foundation for such assertion must be reasonable. Refer to Rule 14a-9.

February 17, 2017 "Lawsuit Complaint" Soliciting Materials

2. You must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation

for the statements listed below. In this regard, note that the factual foundation for such assertion must be reasonable. Refer to Rule 14a-9.

- That Mr. Bingham's conduct was "disloyal." (paragraph 4)
- That Mr. Bingham has "impermissible dual loyalties to Cypress and Canyon Bridge." (paragraph 6)

3. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Provide support for the following statements:

- That Canyon Bridge's pursuit of an agreement with Lattice has included Mr. Bingham's "involvement and assistance." (paragraph 5)
- That Mr. Bingham "never advised the Board or the Company's management of his affiliation with Canyon Bridge or the fact that Canyon Bridge was seeking to acquire Lattice prior to Canyon Bridge signing an agreement to acquire Lattice." (paragraph 15)

4. Refer to the disclosure on paragraph 23 that states Mr. Bingham's affiliation with Canyon Bridge was "likely to be the subject of a congressional investigation…" The footnote refers to this investigation being instigated by members of Congress urging CFIUS to reject the acquisition of Lattice and to investigate the ties between Canyon Bridge and the Chinese government. Your disclosure does not indicate how there may be a "congressional" investigation. Please revise your disclosure. Also, provide us support for your assertion relating to members of Congress urging CFIUS to take the described actions.

February 23, 2017 "Letter to the Board" Soliciting Materials

5. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Provide support for the following statements:

- That the Board has a pattern of "casually dismissing the serious ethical issues [you] have raised."

- That stockholders generally support cumulative voting provisions "in the current corporate governance environment" and that "many stockholders have a policy of voting against proposals that seek to remove cumulative voting."
- That the consent solicitation "illustrates [the Board's] deep disregard for adhering to corporate governance best practices or advocating for the best interest of Cypress stockholders." In this respect, please provide support for your assertion that corporate governance best practices are different than the company's practices, current or proposed.

6. You must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for your disclosure that the company's consent solicitation is "manipulative." In this regard, note that the factual foundation for such assertion must be reasonable. Refer to Rule 14a-9.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions